EXHIBIT 21.1
CENTERPLATE, INC.
SUBSIDIARIES OF CENTERPLATE, INC.

State of
Name	Incorporation
Volume Services America, Inc.	Delaware
Volume Services, Inc.	Delaware
Service America Corporation	Delaware
Service America Concessions Corporation	Maryland
Service America of Texas, Inc.	Texas
Servomation, Inc.	Quebec, Canada
V.S.I. of Maryland, Inc.	Maryland
Centerplate of Kansas, Inc.	Kansas
Centerplate of Delaware, Inc.	Delaware